UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the calendar year ended December 31, 2015.

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commissions file number 1-6549

A.                                    Full title of the plan and address of the plan, if different from that of issuer named below:

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

American Science and Engineering

829 Middlesex Turnpike,

Billerica, MA 01821

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

Financial Statements

and Supplemental Schedule

December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Plan Participants

American Science and Engineering, Inc. 401(k) and Profit Sharing Plan

Billerica, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the American Science and Engineering, Inc. 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ RSM US LLP

Boston, Massachusetts

June 28, 2016

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value:
Registered Investment Companies	$49,024,951	$52,392,021
American Science and Engineering, Inc. company stock	3.210,707	4,164,847
Money Market Fund	3,853,841	2,220,563
Total investments	56,089,499	58,777,431

Receivables:
Notes receivable from participants	856,160	993,437
Total receivables	856,160	993,437

Net assets available for benefits	$56,945,659	$59,770,868

The accompanying notes are an integral part of these financial statements.

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

2015

Investment Income (loss):
Net depreciation in fair value of investments	$(4,365,623)
Interest and dividend income	3,042,804
Total investment loss	(1,322,819

Interest income on notes receivable from participants	38,100

Contributions:
Employer contributions	800,990
Participant contributions	2,593,742
Rollover contributions	7,755
Total contributions	3,402,487

2,117,768

Deductions from net assets attributed to:
Benefits paid to participants	4,918,671
Administrative Expenses	24,306

Total deductions	4,942,977

Net decrease	(2,825,209)

Net assets available for benefits, beginning of year	59,770,868

Net assets available for benefits, end of year	$56,,945,659

The accompanying notes are an integral part of these financial statements.

1.              PLAN DESCRIPTION

General

Effective April 1, 1988 American Science and Engineering, Inc. (the “Company” or the “Plan Sponsor”) adopted the American Science and Engineering, Inc. 401(k) and Profit Sharing Plan (the “Plan”) for its eligible employees.  The following description of the Plan provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Chief Financial Officer is the Plan’s administrator (“Plan Administrator”). Great-West Trust Company, L.L.C. (“ Great West”) formerly named Putnam Trust Company,  is the trustee of plan assets.

Eligibility

The Plan allows for initial participation by any employee who has attained the age of 21 years.  Entry date is the first day of the month following his or her employment and attainment of age 21.  The Plan provides for automatic enrollment into the Plan for any eligible employee upon hire.  The employee is treated as having elected a 3% contribution rate unless the employee expressly elects a different amount or elects not to contribute. If an employee elects not to contribute upon eligibility, future participation is still available upon request.

Contributions

Participants may contribute amounts up to 100% of their annual compensation, subject to certain limitations, as defined by the Plan and the Internal Revenue Code (“IRC”).  Participants have the authority to direct the investment of their contributions among several investment options.

The Board of Directors can elect to make quarterly matching contributions in the form of Company stock or cash, at its discretion. Effective April 1, 2011, the Board of Directors elected that any future Company match be funded with cash instead of Company stock. The Company’s matching contribution equaled 50% of each participant’s contribution up to a maximum of 3% of compensation for 2015. For the year ended December 31, 2015, the Company contributed cash of $ 800,990. The Company can also make profit sharing contributions to the Plan but elected not to do so in 2015.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Employer matching contributions and profit sharing contributions are immediately 100% vested.

Payment of Benefits

Upon termination of employment, death, disability, retirement, or for hardships, as defined in the plan document, any participant of the Plan is eligible to receive a distribution of their vested account in the Plan. Distribution of benefits may be made in lump-sum amounts equal to the vested value of his or her account or in a series of cash payments, in substantially equal installments. Some distributions may be subject to joint and survivor annuity requirements.

Plan Administration

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participants account and are included in administrative expenses. Fees related to the audit of the Plan are included in administrative expesnes paid from the Plan’s ERISA account.  Investment related expenses are included in net depreciation of fair value of investments.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, related employer matching contributions and profit sharing contributions, if any, as well as the participant’s share of the Plan’s earnings.

Rollovers

With the approval of the Plan Administrator, the Plan may receive any amounts received by an employee as a distribution from another qualified plan provided that the receipt of such amounts does not adversely affect the qualified tax status of the Plan.  Participants are fully vested in these amounts.

Notes Receivable from Participants

Participants may make loan withdrawals up to 50% of their vested account balance up to a maximum of $50,000 (less the highest outstanding loan balance in the previous 12 months).  Participants may only have one loan outstanding at a time.  Loans are required to be repaid within five years, except for qualifying principal residence loans which must be repaid within 15 years. Interest will be charged at a reasonable rate established by the Company, on a nondiscriminatory basis, taking into consideration the interest rates than being charged on similar loans by independent commercial lenders.

Investment Elections

Each participant shall direct the investment of his or her deferrals within their own account and may select from several registered investment companies, Company Stock and a money market fund.  At the time of automatic enrollment, if a participant has not elected an investment option, their deferral contribution will be made to the Putnam Dynamic Asset Allocation Balanced Fund, established for them within their account.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared in accordance with accounting standards set by the Financial Accounting Standards Board (“FASB”).  The FASB sets generally accepted accounting principles (“U.S. GAAP”) to ensure net assets available for benefits and changes in net assets available for benefits are consistently reported.  References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification (“FASB ASC”).

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Plan classifies its investments in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.   FASB ASC 820 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities.   This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1:                            Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:                            Inputs to the valuation methodology include:

•  Quoted prices for similar assets or liabilities in active markets;

•  Quoted prices for identical or similar assets or liabilities in non-active markets;

•  Inputs other than quoted prices that are observable for the asset or liability;

•  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:                            Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3.

Effective January 1, 2011, the guidance in FASB ASC 820 became effective for nonfinancial assets or nonfinancial liabilities that are recorded or disclosed at fair value on a non-recurring basis.  As of December 31, 2015 and 2014, the Plan does not have any nonfinancial assets or liabilities which are required to be at fair value.

FASB ASC 820 provides guidance regarding how to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability when compared with normal market activity for the asset or liability. In such situations, the reporting entity may conclude that transactions or quoted prices may not be determinative of fair value, and may adjust the transactions or quoted prices to arrive at the fair value of the asset or liability. FASB ASC 820 also requires disclosures of the breakdown of debt and equity investments by major category based on nature and risks of the investments.  See Note 3 for related disclosures.

FASB ASC 820 permits the use of net asset value per share, without further adjustment, to estimate the fair value of investments in investment companies that do not have readily determinable fair values. The net asset value per share must be calculated in a manner consistent with the measurement principles of the Financial Services — Investment Companies Topic of the FASB ASC and can be used by investors in investments such as hedge funds, private equity funds, venture capital funds and real estate funds. If it is probable the investment will be sold for an amount other than net asset value, the reporting entity would be required to estimate the fair value of the investment considering all of the rights and obligations of the investment and any other market available data. In addition, FASB ASC 820 requires enhanced disclosure for the investments within the scope of this accounting update.

Valuation Techniques

There have been no changes in the valuation techniques used during the current period.

Money Market and Registered Investment Companies

Valued at the quoted market prices.  These securities are categorized in Level 1 as they are actively traded and no valuation adjustments have been applied.

Company Stock

Valued at the closing price reported on the active market on which the individual securities are traded, and classified as Level 1.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded when earned. Dividends are recorded on the ex-dividend date.  In the statement of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. The Company believes that there were no uncertain tax positions that required a reserve as of December 31, 2015 and 2014, respectively.  With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2012.

Adoption of New Accounting Standards

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) — (I) Fully Benefit-Responsive Investment Contracts, (II) Plan Investment Disclosures, and (III) Measurement Date Practical Expedient (a consensus of the FASB Emerging Issues Task Force) (“ASU 2015-12”). The purpose of ASU 2015-12 is to simplify plan accounting.

•                  The amendments in Part I of ASU 2015-12 designate contract value as the only required measure for direct investments in fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts will be presented at contract value; accordingly there will no longer be an adjustment from fair value to contract value on the face of the financial statements.

•                  The amendments in Part II of ASU 2015-12 will eliminate the requirements for plans to disclose (1) individual investments that represent 5 percent or more of net assets available for plan benefits and (2) the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate. In addition, if an investment is measured using the NAV per share (or its equivalent) practical expedient in FASB ASC 820 and that investment is in a fund that files a United States Department of Labor (“DOL”) Form 5500, Annual

Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

•                  The amendments in Part III of ASU 2015-12 reduce complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end.

ASU 2015-12 may be adopted in whole or by part (I, II, and III), as applicable. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in Parts I and II shall be applied retrospectively to all periods presented; the amendments in Part III shall be applied prospectively. The Plan adopted all amendments of ASU 2015-12 where applicable for the 2015 plan year, and amendments I and II were retrospectively applied to December 31, 2014. The impact of adopting this amendment is reflected in the financial statements.  Prior year disclosures in Note 3 has been revised to reflect the retrospective application.

3.              FAIR VALUE MEASUREMENTS

The following table presents for each hierarchy level, the Plan’s assets that are measured at fair value at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Total registered investment companies	49,024,951	—	—	49,024,951

Company stock	3,210,707	—	—	3,210,707

Money market fund	3,853,841	—	—	3,853,841

Total investments at fair value	$56,089,499	$—	$—	$56,089,499

The following table presents for each hierarchy level, the Plan’s assets that are measured at fair value at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Total registered investment companies	52,392,021	—	—	52,392,021

Company stock	4,164,847	—	—	4,164,847

Money market fund	2,220,563	—	—	2,220,563

Total investments at fair value	$58,777,431	$—	$—	$58,777,431

4.                                      RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.                                      FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on June 10, 1998 in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC therefore no provision for income taxes has been included in the Plan’s financial statements.

6.                                      RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2015	2014

Net assets available for benefits per the financial statements	$56,945,659	$59,770,868

Deemed distributions reported on Form 5500	(13,089)	(13,089)

Net assets available for benefits per Form 5500	$56,932,570	$59,757,779

7.                                      PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of registered investment companies, a money market fund, and a common/collective trust fund managed by Putnam Investments.   Therefore transactions with Putnam qualify as party-in-interest transactions as the term is defined in Section 3(14) of ERISA.  Plan investments include publicly traded shares of common stock of the Company and the Plan issues loans to participants, which are secured by the balances in the participants’ accounts.  These transactions also qualify as party-in-interest transactions.  All party-in-interest transactions are denoted as such on the supplemental Schedule H, Line 4(i) Schedule of Assets (Held at End of Year).

8.                                      PLAN TERMINATION

Although the Company has expressed its intent to continue the Plan, the Company has the right to terminate the Plan subject to the provisions of ERISA.

9.                                      SUBSEQUENT EVENTS

On June 21, 2016, the Company entered into a definitive agreement to be acquired by OSI Systems, Inc. by the end of the calendar year.  There have been no determination as to the changes to the Plan at this time.

The Plan has evaluated subsequent events through June 28, 2016, the date the financial statements were available to be issued.

Schedule H, Line 4(i) - Schedule of Assets ( Held at end of year)

Employer Identification Number	04-2962824	Plan #:001

(a)	(b) Identify of issue, borrower, Lessor or similar party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Putnam Dynamic Asset Allocation Bal A	Registered investment companies	n/a	$6,169,075
	MFS Massachusetts Investors Grth Stk R3	Registered investment companies	n/a	$4,949,681
*	Putnam Dynamic Asset Allocation Growth A	Registered investment companies	n/a	$4,903,285
	American Funds Europacific GR R4	Registered investment companies	n/a	$4,867,779
	Columbia Large Cap Index R5	Registered investment companies	n/a	$4,786,007
*	Putnam Equity Income A	Registered investment companies	n/a	$4,680,048
	RS Small Cap Growth A	Registered investment companies	n/a	$4,150,276
	Columbia Mid Cap Index A	Registered investment companies	n/a	$3,403,054
	PIMCO Total Return A	Registered investment companies	n/a	$2,561,546
*	Putnam Income Fund	Registered investment companies	n/a	$2,355,838
*	Putnam Multi-Cap Value A	Registered investment companies	n/a	$2,111,862
	American Funds 2025 Target Date Fund R4	Registered investment companies	n/a	$865,249
	American Funds 2020 Target Date Fund R4	Registered investment companies	n/a	$642,835
	Columbia Small Cap Index R5	Registered investment companies	n/a	$637,719
*	Putnam Dynamic Asset Allocation Con A	Registered investment companies	n/a	$561,604
	American Funds 2030 Target Date Fund R4	Registered investment companies	n/a	$494,071
	American Funds 2040 Target Date Fund R4	Registered investment companies	n/a	$306,912
	American Funds 2035 Target Date Fund R4	Registered investment companies	n/a	$238,980
	American Funds 2015 Target Date Fund R4	Registered investment companies	n/a	$179,175
	American Funds 2050 Target Date Fund R6	Registered investment companies	n/a	$82,432
	American Funds 2045 Target Date Fund R5	Registered investment companies	n/a	$43,916
	American Funds 2055 Target Date Fund R7	Registered investment companies	n/a	$28,019
	American Funds 2010 Target Date Fund R4	Registered investment companies	n/a	$5,588

	Money Market Fund			$3,853,841
	Company Stock		$3,056,858	$3,210,707
	Participant Loans	Loan to Participant 4.25%-5.00%.		$843,071
				$56,932,570

* Represents Party-in-Interest in the Plan.